UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: July 6, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONNECTED TRANSACTION IN RELATION TO

THE SUBSCRIPTION OF THE ORIENTED DEBT FINANCING INSTRUMENT

THE SUBSCRIPTION

On 6 July 2018, pursuant to the terms of the Asset Management Agreement, the Issuer has issued and the Subscriber has subscribed for, an amount of RMB200 million out of the total issue of an aggregate principal amount of RMB500 million of Oriented Debt Financing Instrument, using funds from the Entrusted Assets.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 14.82% equity  interest  in the  Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a substantial shareholder and a connected person of the Company under  the  Listing Rules. China IC Fund also holds approximately 32.31% of equity interest in the Issuer. The Issuer is therefore an associate of China IC Fund and is a connected person of the Company under the Listing Rules. Accordingly, the Subscription pursuant to the terms of the Asset Management Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

*For identification purposes only

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Subscription exceed 0.1%  but are  less  than  5%,  the Subscription constitute connected transactions of   the  Company  and  are  subject  to  the reporting and announcement requirements under the Listing Rules, but are exempt from the circular and the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 18 May 2018, SMIC Beijing, the Subscriber (as manager) and the Custodian Bank (as custodian trustee) entered into the Asset Management Agreement, pursuant to which, among others, the Subscriber shall provide SMIC Beijing with asset management and investment services in respect of the Entrusted Assets in accordance with the terms under the Asset Management Agreement, which include investment in Oriented Debt Financing Instrument.

On 6 July 2018, pursuant to the terms of  the  Asset Management Agreement, the Issuer  has issued and the Subscriber has subscribed for, an amount of  RMB200 million out of  the total issue of an aggregate principal amount of RMB500 million of Oriented Debt Financing Instrument, using funds from the Entrusted Assets.

THE SUBSCRIPTION

Date

6 July 2018

Parties

1)	The Subscriber; and
2)	The Issuer (a connected person of the Company).

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, save as disclosed above, the Subscriber and its respective ultimate beneficial owners are third parties independent of the Company and the  connected  persons of the Company.

Subscription amount

The Subscriber has subscribed for an amount of RMB200 million out of the total issue of an aggregate principal amount of RMB500 million of Oriented Debt Financing  Instrument in cash. The consideration was determined based on arm’s length negotiations between the Subscriber and the Issuer.

ORIENTED DEBT FINANCING INSTRUMENT

The principal terms of the Oriented Debt Financing Instrument are set out below:

Date of issue	: 6 July 2018

Issuer	: the Issuer

Principal amount	: Subscription by the Subscriber for an amount of RMB200 million out of the total issue of an aggregate principal amount of RMB500 million of Oriented Debt Financing Instrument

Interest rate and payment dates	: 5.15% per annum payable on principal amount by the Issuer on the maturity date (i.e. 6 July 2019)

Manager(s)	: China Development Bank and Bank of Beijing

Maturity Date	: 6 July 2019

Transferability	: The Oriented Debt Financing Instrument may be transferred in whole or in part by the holder of the Oriented Debt Financing Instrument to any person

Redemption	: The Issuer will redeem the Oriented Debt Financing Instrument at its outstanding principal amount on the maturity date, i.e. 6 July 2019

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Group has not participated in the negotiation of the subscription amount of the Subscription or the terms of the Oriented Debt Financing Instrument. To the best knowledge of the Company, the terms of the Oriented Debt Financing Instrument are the same as those generally applicable to other Oriented Debt Financing Instrument issued by the Issuer.

The subscription of the Oriented Debt Financing Instrument is considered to be  beneficial to the Company through the  interest earnings to  the  Entrusted Assets under  the Asset Management Agreement, of which SMIC Beijing is the ultimate beneficiary.

The Directors (including independent non-executive Directors) consider that it is in the best interests of the Company and the Shareholders as a whole for the Subscriber to enter into the Subscription pursuant to the terms of the Asset Management Agreement and the Subscription are fair and reasonable; and the Subscription is  on  normal  commercial  terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

No Director is considered to have a material interest in the  Subscription which would  have required the Director to abstain from voting at the board meeting authorising the Subscription.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 14.82% equity interest in  the Company through  its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a substantial shareholder and a connected person of the Company under the Listing Rules. China IC Fund also holds approximately 32.31% of equity interest in the Issuer. The Issuer is therefore an associate of China IC Fund and is a connected person of the Company under the Listing Rules. Accordingly, the Subscription pursuant to the terms of the Asset Management Agreement constitute connected transactions of the Company  under  Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing  Rules in respect of the Subscription exceed 0.1% but are less than 5%, the Subscription constitute connected transactions of the Company and are subject to the reporting and announcement requirements under the  Listing Rules, but are exempt from the  circular  and the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

INFORMATION ABOUT THE COMPANY AND SMIC BEIJING

The Company (NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from  0.35  micron to 28 nanometer. Headquartered in Shanghai, China, the Company has an international manufacturing and service base. In China, the Company  has  a  300mm  wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority-owned 200mm fab. The Company also has marketing and customer service offices in  the U.S., Europe, Japan, and Taiwan, and    a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

INFORMATION ABOUT THE ISSUER

The Issuer is primarily engaged in providing financial support to the development of the integrated circuit industry and related industries, promoting the construction and upgrade of production lines among the leading integrated circuit manufacturing companies in the PRC, attending to the underlying demands of IC design industry and its supporting companies at the same time, as well as facilitating the coordination, interaction and development of the integrated circuit equipment industry and the relevant links of the industry chain.

DEFINITIONS

‘‘Asset Management Agreement’’	the asset management agreement entered into among SMIC Beijing, the Subscriber and the Custodian Bank on 18 May 2018;

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd* ( 國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC;

‘‘Company’’

Semiconductor Manufacturing International  Corporation  (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc;

‘‘Custodian Bank’’

China Merchants Bank Co., Ltd. (Shanghai Branch)* (招商銀行股份有限公司上海分行), a company established under the laws of the PRC and an independent third party to the Company  and the connected persons of the Company;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Entrusted Assets’’

the assets of SMIC Beijing deposited in designated custodian accounts, which are managed by the Subscriber and under the custody of the Custodian Bank pursuant to the terms  of  the  Asset Management Agreement;

‘‘Group’’	the Company and its subsidiaries;

‘‘Issuer’’	Sino IC Leasing Co., Ltd.* (芯鑫融資租賃有限責任公司), a limited liability company incorporated under the laws of the PRC;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Oriented Debt Financing Instrument’’	the oriented debt financing instrument issued by the Issuer;

‘‘PRC’’	the People’s Republic of China, but for the purpose of this announcement only, excludes Hong Kong, Macau and Taiwan;

‘‘RMB’’	Renminbi, the lawful currency of the PRC;

‘‘Shareholders’’	the shareholders of the Company;

‘‘SMIC Beijing’’	Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company;

‘‘Stock Exchange’’	the Stock Exchange of Hong Kong Limited;

‘‘Subscriber’’

Shanghai Guotai Junan Securities Asset Management Co., Ltd.* (上海國泰君安證券資產管理有限公司), a company established under the laws of the PRC and an independent third party to the Company and the connected persons of the Company and the principal business of which is asset management for its customers; and

‘‘Subscription’’

the subscription of the Oriented Debt Financing Instrument  in  the amount of RMB200 million out of the total issue of an aggregate principal amount of RMB500 million of Oriented  Debt Financing Instrument by the Subscriber pursuant to the terms of the Asset Management Agreement.

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 6 July 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only